GROUP CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #04-01 City House, Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司
CO. REG. NO.: 196300316Z

RECEIVED
2005 DEC 28 A 11:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref: GCSS-EL/2045/05/LTR

16 December 2005

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY COURIER

05013491

SUPPL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy of the announcement dated 15 December 2005 (*City Developments Limited joins Las Vegas Sands Corp. for Marina Bay Integrated Resort*).

Yours faithfully,

ENID LING
Assistant Manager
(Corporate Secretarial Services)

PROCESSED
DEC 28 2005
THOMSON FINANCIAL

Encs.

cc M/s Coudert Brothers, Hong Kong (without enclosures) (*By Fax Only*)

Ms Catherine Loh

12/28

EL/kw

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	15-Dec-2005 20:39:47
Announcement No.	00138

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	CITY DEVELOPMENTS LIMITED JOINS LAS VEGAS SANDS CORP. FOR MARINA BAY INTEGRATED RESORT
Description	Please refer to the attached file on the news release issued by City Developments Limited on 15 December 2005 in respect of the above.
Attachments:	News_Release.pdf Total size = **33K** (2048K size limit recommended)

CITY DEVELOPMENTS LIMITED

NEWS RELEASE

15 December 2005

CDL JOINS LAS VEGAS SANDS FOR MARINA BAY INTEGRATED RESORT

City Developments Limited (CDL) has entered into an exclusive arrangement with US gaming giant, Las Vegas Sands Corp. (Sands), to bid for the Integrated Resort (IR) in Marina Bay. They have signed a memorandum of understanding today and will enter into other related agreements in the beginning of the New Year before making a joint bid in March 2006.

Earlier, CDL's Executive Chairman, Mr. Kwek Leng Beng held discussions with various contenders of the IR at Marina Bay and decided on a joint bid with Sands. CDL plans to take an equity stake of 15 per cent in the Sands project in Singapore.

"CDL takes a long-term view of this mega project. We want to contribute meaningfully to Singapore's economic and tourism future. If anyone can develop a successful Integrated Resort of international appeal, it is Sands. We are pleased to have this opportunity to work with Sands and I believe Sands sees us as adding value, given our extensive and valuable experience in property and hotels," said Mr. Kwek.

Singapore-listed CDL, a property and hotels group, brings to the table a track record of over 40 years as a top rate property developer, with iconic projects like The St Regis Hotel and Residences at Tomlinson, condominiums at Sentosa Cove and The Sail @ Marina Bay, which is adjacent to the site of the planned Integrated Resort. Its hotel subsidiary is Singapore's largest international hotel group, with over 90 hotels and 24,000 rooms in 16 countries.

The exclusive partnership also promises substantial mutual benefits, not only in the sharing of advice but also know-how in the development of the IR. There is also a good opportunity in CDL's hospitality business that can be tapped for joint marketing and cross business referrals.

Sands owns and operates The Venetian Resort-Hotel Casino and the Sands Expo and Convention Center in Las Vegas, Nevada, and the Sands Macao Casino in Macau, China. Its Chairman and CEO, Mr. Sheldon G. Adelson, was a pioneer of the MICE business in Las Vegas. At that time the move was met with much skepticism but now Las Vegas is considered the world's foremost MICE destination.

MICE stands for Meetings, Incentives, Conventions and Exhibitions, a business Singapore now sees as crucial to its position in the global tourism industry. "Singapore has an opportunity of bringing on board the MICE pioneer of Las Vegas to help elevate Singapore to become a major MICE centre in the world," said Mr. Kwek.

Sands was also the first foreign investor in the Macau casino industry, with Sands Macao Casino, which is now making a profit. "Mr. Adelson's foresight, entrepreneurship and sound track record not only in Las Vegas but in Asia makes Sands the best choice for us," added Mr. Kwek.

Having met with Mr. Adelson a few times, Mr. Kwek is said to be impressed with his business acumen and track record. Both men share similar business philosophies and are entrepreneurs.

Mr. Kwek, who is also Executive Chairman of Hong Leong Group Singapore, was an early proponent of casinos for Singapore in the 1990's. He raised the idea from a business point of view. The hotelier and developer in him wanted to see Singapore becoming a more vibrant tourism hub. When the proposal for an IR was first raised, Mr. Kwek was one of those who proposed that it be located at Marina Bay or Sentosa.

He said Singapore now has a chance to understand and learn how US companies were able to convert a desert town like Las Vegas into a vibrant and exceptional destination. Sands played a distinct role in that transformation.

For more information, please contact:

Gerry De Silva
Head, Group Corporate Affairs
Hong Leong Group Singapore
Tel: 6428 9308 / 9731 7122
Email: gerry@cdl.com.sg

Belinda Lee
Senior Manager (Corporate Comms)
City Developments Limited
(Regn No: 196300316Z)
Tel: 6428 9315
Email: belindalee@cdl.com.sg